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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2007

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _______ to _______

                         Commission file number 1-13703

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              SIX FLAGS 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Six Flags, Inc., 1540 Broadway, 15th Floor, New York, NY 10036

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

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-139200) of Six Flags, Inc. of our report dated June 30, 2008, relating to the financial statements of the Six Flags 401(k) Plan which appear in this Form 11-K.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 30, 2008

                              SIX FLAGS 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      Year-Ended December 31, 2007 and 2006


                                Table of Contents


Report of Independent Auditors..........................................   1


Financial Statements:


   Statements of Net Assets Available for Benefits......................   2


   Statements of Changes in Net Assets Available for Benefits...........   3


Notes to Financial Statements...........................................   4


Supplemental Schedules:


   Form 5500, Schedule H, Line 4a - Schedule of Delinquent
      Participant Contributions.........................................  11

   Form 5500, Schedule H, Line 4i - Schedule of Assets
      (Held at End of Year).............................................  12

NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the
Six Flags 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 30, 2008

                              SIX FLAGS 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            December 31,
                                                        2007            2006
                                                    ------------    ------------
Assets
Investments, at fair value:
     Shares of registered investment companies:
        Mutual funds                                $ 66,724,455    $ 71,891,731
     Common collective trusts                         26,705,108      27,989,899
     Six Flags Unitized Stock Fund                        76,939              --
     Participant loans                                 2,991,714       3,079,611
                                                    ------------    ------------
Total investments                                     96,498,216     102,961,241


Receivables:
     Employer contributions                            2,444,279       2,174,809
     Participant contributions                           154,648         161,498
     Accrued interest and dividends                       24,159          28,972
                                                    ------------    ------------
Total receivables                                      2,623,086       2,365,279
                                                    ------------    ------------

Total assets                                          99,121,302     105,326,520

Liabilities
Excess contributions payable                                  --         462,051
                                                    ------------    ------------

Net assets available for benefits at fair value       99,121,302     104,864,469

Adjustment from fair value to contract value
     for interest in common collective trusts
     relating to fully benefit-responsive
     investment contracts                                (60,896)        296,770
                                                    ------------    ------------


Net assets available for benefits                   $ 99,060,406    $105,161,239
                                                    ============    ============

      See accompanying notes to financial statements.

                              SIX FLAGS 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year Ended December 31,
                                                        2007            2006
                                                    ------------    ------------
Additions to Net Assets
Investment income:
     Net realized and unrealized gains
        on investments                              $  2,013,813    $  8,626,149
     Interest and dividends                            4,652,680       2,302,726
                                                    ------------    ------------
Total investment income                                6,666,493      10,928,875

Contributions:
     Participants                                      5,547,416       5,454,681
     Company (includes $122,526 of 2007 noncash
        Company stock contributions)                   2,456,974       2,195,561
                                                    ------------    ------------
Total contributions                                    8,004,390       7,650,242
                                                    ------------    ------------

Total additions to net assets                         14,670,883      18,579,117

Deductions from Net Assets
Benefits paid to participants                         11,978,935      11,333,879
Administrative expenses                                  117,031         168,154
Transfers of plan assets related to sold parks         8,675,750              --
                                                    ------------    ------------
Total deductions from net assets                      20,771,716      11,502,033
                                                    ------------    ------------

Net increase (decrease) in net assets
   available for benefits                             (6,100,833)      7,077,084

Net assets available for benefits at
   beginning of year                                 105,161,239      98,084,155
                                                    ------------    ------------


Net assets available for benefits at end of year    $ 99,060,406    $105,161,239
                                                    ============    ============

      See accompanying notes to financial statements.

                              SIX FLAGS 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2007 and 2006


A.    Description of the Plan

The following description of the Six Flags 401(k) Plan (the "Plan") provides only general information. Six Flags, Inc. (the "Company") sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Company's corporate offices are located in New York City, New York.

General

The Plan is a defined contribution plan covering all employees of the Company and certain subsidiaries, who have completed one year of service and a minimum of 1,000 hours worked, and have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute up to 50% of their total compensation not to exceed the maximum deferral amount allowable under current federal income tax law.

Effective January 1, 2007, the Company elected to be a safe-harbor plan and began matching the participant's deferral contribution at 100% up to 3% plus 50% of the next 2% of eligible compensation. Prior to January 1, 2007, the Company matched the participant's deferral contribution at 100% up to 2% plus 25% of the next 6% of eligible compensation. The Company makes matching contributions once a year to employees that are employed by the Company at the end of the year. During 2007 and 2006 the Company's matching contributions approximated $2,444,000 and $2,175,000, respectively. The Company may also elect to make a portion of their contribution in Company stock. In addition, the Company has the option of making a profit sharing contribution. No profit sharing contributions were made during 2007 and 2006.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant's contributions and an allocation of: (a) the Company's contributions; (b) Plan earnings; and (c) administrative expenses. Allocations are based on the provisions of the Plan.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. Vesting in Company contributions, and earnings thereon is based on a four-year cliff vesting schedule whereas upon attaining four years of service a participant becomes 100% vested in their entire account balance.

                              SIX FLAGS 401(k) PLAN

A.    Description of the Plan - continued

Administrative Expenses

The Plan pays for all investment and record-keeping fees. Administrative fees paid by the Plan in 2007 and 2006 approximated $117,000 and $168,000, respectively.

Investment Options

Upon enrollment in the Plan a participant may direct employer and employee contributions in 1% increments in any of the 17 available investment options.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the vested benefits, as defined, are paid to the participant or their beneficiaries either in a lump sum or other form of settlement.

A participant may receive a hardship distribution of their salary reduction contributions if the distribution is: (1) on account of medical expenses incurred by the participant, their spouse, or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant's principal residence; (5) for funeral expenses for a member of the participant's family; or (6) an immediate and heavy financial need of the participant.

Participant Loans

Participants are allowed to borrow from their individual account an amount limited to the lesser of $50,000 or one-half of the participant's vested account balance and the minimum loan amount is $1,000. Loan terms range from one to five years, except if the loan is for the purchase of a primary residence for which the loan term is ten years. The loans bear an interest rate of the prime rate plus 1% and are credited to the participant's account from which they were borrowed. At December 31, 2007, interest rates ranged from 5.00% to 10.59%.

Forfeited Accounts

Forfeitures of terminated participants' non-vested accounts are used to offset employer contributions to the Plan. Forfeitures of approximately $120,000 and $132,000 were used to offset employer contributions in 2007 and 2006, respectively. Approximately $25,600 and $73,700 in unallocated forfeitures remained at December 31, 2007 and 2006, respectively.

                              SIX FLAGS 401(k) PLAN

B.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Investments

The Plan's investments are stated at fair value as of the end of the year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the end of the year. Investment gains and losses are accounted for using the average cost basis of the securities sold.

The net realized and unrealized gains on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan's investments are generally subject to market or credit risks customarily associated with debt and equity investments.

The Plan accounts for its investment in the Schwab Stable Value Fund in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the accompanying statements of net assets available for benefits presents the fair values of the investment in the Schwab Stable Value Fund as well as the adjustment of the investment from fair value to contract value relating to such investment contracts. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Payment of Benefits

Benefits are recorded when paid.

                              SIX FLAGS 401(k) PLAN

B.    Summary of Significant Accounting Policies - continued

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It applies whenever other standards require or permit assets or liabilities to be measured at fair value but it does not expand the use of fair value in any new circumstances. In November 2007, the effective date was deferred for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The provisions of SFAS No. 157 that were not deferred are effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157, effective January 1, 2008, had no effect on the reported net assets or changes in net assets of the Plan.

C.    Investments

Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

                                                                       2007
                                                                  --------------
Schwab Stable Value Fund                                           $  22,289,068
DWS-Scudder Dreman High Return Equity Fund A                          13,651,087
Janus Fund                                                             9,719,102
Vanguard Index 500                                                     9,485,671
Janus Balanced Fund                                                    8,636,445
Brandywine Fund                                                        6,147,650
DWS-Scudder International Equity Investment                            5,736,604

                                                                       2006
                                                                  --------------
Schwab Stable Value Fund                                           $  22,794,167
DWS-Scudder Dreman High Return Equity Fund A                          16,693,683
Vanguard Index 500                                                     9,973,626
Janus Fund                                                             9,048,283
Janus Balanced Fund                                                    8,715,179
Weitz Value Portfolio Fund                                             6,555,823
Brandywine Fund                                                        6,555,544

                              SIX FLAGS 401(k) PLAN

C.    Investments - continued

During 2007 and 2006 the net realized and unrealized gains on investments were comprised of the following:

                                                        2007            2006
                                                    ------------    ------------
   Mutual funds                                     $    821,072    $  7,099,577
   Common collective trusts                            1,251,845       1,526,572
   Six Flags unitized stock fund                         (59,104)             --
                                                    ------------    ------------
   Net realized and unrealized gains
      on investments                                $   2,013,813   $  8,626,149
                                                    =============   ============

D.    Nonparticipant-Directed Investments

As of December 31, 2007, the Plan had an approximately $122,000 matching receivable comprised of nonparticipant-directed Company stock.

E.    Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Schedule H of Form 5500:

                                                        2007            2006
                                                    ------------    ------------

   Net assets available for benefits per the
      financial statements                          $ 99,060,406    $105,161,239
   Excess contributions payable                               --         462,051
   Adjustment from fair value to contract
      value for interest in common collective
      trusts relating to fully benefit-responsive
      investment contracts                                60,896       (296,770)
                                                    ------------    ------------

   Net assets available for benefits per
      the Form 5500                                 $ 99,121,302    $105,326,520
                                                    ============    ============

The reconciling items are due to the difference in the method of accounting used in preparing the Form 5500 for government reporting purposes as compared to the Plan's financial statements. The modified cash basis was used to prepare the Form 5500, whereas the Plan's financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Government reporting rules also require the common collective trusts to be reported at fair value, while accounting standards require them to be reported at contract value in net assets available for benefits.

                              SIX FLAGS 401(k) PLAN

F.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified the Plan is required to operate in conformity with the Code to maintain its tax-exempt qualification. The Plan has been subsequently amended since the date of its last determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G.    Parties-In-Interest Transactions

Plan participants have the option of selecting investments offered by affiliates of the Trustee. These transactions qualify as party-in-interest transactions. Transactions in such investments are exempt from the prohibited transaction rules.

H.    Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination all participants shall become 100% vested in all amounts credited to their account. Plan assets would be distributed to the participants at the discretion of the Company or continue to be held in a trust fund to be distributed to each participant upon retirement, death, permanent disability, or termination of employment.

I.    Plan Amendments

Effective, January 1, 2007, the Plan was amended and restated to be a safe-harbor plan including provisions allowing the Company to make employer matching contributions in cash or Company stock. During 2006, the Plan was amended to allow for hardship distributions due to natural disasters.

                             SUPPLEMENTAL SCHEDULES

                              SIX FLAGS 401(k) PLAN
                    FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE
                     OF DELINQUENT PARTICIPANT CONTRIBUTIONS

                          Year Ended December 31, 2007

EIN:   13-3995059
Plan:  002

            Total that Constitutes Nonexempt Prohibited Transactions

   Participant                   Contributions  Contributions    Total Fully
  Contributions   Contributions    Corrected       Pending     Corrected Under
Transferred Late       not          Outside      Correction      VFCP and PTE
   to the Plan      Corrected        VFCP          in VFCP         2002-51
----------------  -------------  -------------  -------------  ---------------

  $     52,214      $      --      $  52,214      $      --      $        --

                              SIX FLAGS 401(k) PLAN

                        FORM 5500, SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2007

EIN:   13-3995059
Plan:  002

                                                   (c)                                       (e)
              (b) Identity                     Description                   (d)           Current
  (a)           of Issuer                     of Investments                 Cost           Value

-------   ----------------------   -------------------------------------   --------   ------------------
  *       Schwab Funds             Stable Value Fund                          **       $      22,289,068
          DWS-Scudder              Dreman High Return Equity Fund A           **              13,651,087
          Janus                    Janus Fund                                 **               9,719,102
          Vanguard                 Index 500                                  **               9,485,671
          Janus                    Balanced Fund                              **               8,636,445
          Brandywine Funds         Brandywine Fund                            **               6,147,650
          DWS-Scudder              International Equity Investment            **               5,736,604
          Artisan                  Mid-Cap Value Fund                         **               4,711,115
          PIMCO Funds              Total Return Fund                          **               4,570,687
          Touchstone               Mid Cap Growth A                           **               4,066,094
  *       Schwab Funds             Managed Retirement 2020                    **               1,923,892
  *       Schwab Funds             Managed Retirement 2030                    **               1,096,260
  *       Schwab Funds             Managed Retirement 2040                    **                 877,503
  *       Schwab Funds             Managed Retirement 2010                    **                 511,986
  *       Six Flags                Unitized Stock Fund                        **                  76,939
  *       Schwab Funds             Managed Retirement 2050                    **                   6,174
  *       Schwab Funds             Managed Retirement Inc.                    **                     225
  *       Participant loans        1 to 10 years, 5.00% to 10.50%           - 0 -              2,991,714
                                                                                      ------------------

                                                                                          $   96,498,216
                                                                                      ==================

 *    Represents a party-in-interest to the Plan as defined by ERISA.
**    Cost not necessary because all investments are participant directed.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              SIX FLAGS 401(K) PLAN


Date: June 30, 2008           By:   /s/ Walter S. Hawrylak
                                 -----------------------------------------------
                                 Name:  Walter S. Hawrylak
                                 Title: Senior Vice President of Administration/
                                        Corporate Secretary of Six Flags, Inc.,
                                        Plan Sponsor